Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Infosys Technologies Limited

We have reviewed the accompanying consolidated balance sheets of Infosys Technologies Limited (“the Company”) and subsidiaries as of December 31, 2009 and March 31, 2009, the related consolidated statements of comprehensive income for the three months and nine months ended December 31, 2009 and 2008, the related consolidated statements of changes in equity and cash flows for the nine months ended December 31, 2009 and 2008, and a summary of significant accounting policies and other explanatory notes. These consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

KPMG
Bangalore, India

January 25, 2010